Exhibit 99.11

Bridgeport Ventures Inc. Announces Assay Results and Termination of Three Property Blocks on the Rosario Project, Chile

Toronto, Ontario – May 20, 2011 – Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport” or “the Company”) reports the final drill results for the Company’s Rosario Project located 38 kilometres south-east of Copiapo in Region III of Chile. The diamond drill program, which commenced on January 6th, 2011, tested a number of geological and geophysical targets identified during the 2010 drill campaign and the 2011 ground Induced Polarization and Magnetic geophysical survey. Based on the results, Bridgeport has decided to terminate its rights to acquire a 100% interest in the Rosario, Eliana, and Julia property blocks.

During the 2011 diamond drill campaign, a total of five drillholes (1736 metres) were completed. The best drill results were obtained in drillhole RDDH-015, drilled on the Trillador property block, which returned 0.63% copper and 0.02 grams per tonne gold over 24 metres. Significant copper and gold intersections from the 2011 drill program are listed in Table 1 and all assay results are posted on the Company website, www.bridgeportventures.net.

Table 1: Significant assay results for drillholes completed on the Rosario Property in 2011.

Drillhole	Depth (m)	From (m)	To (m)	Interval Length (m)	Copper (%)	Gold (g/t)
RDDH-015	313.3	14.0	40.0	26.0	0.32	0.01
RDDH-015		66.0	70.0	4.0	1.37	0.02
RDDH-015		112.0	136.0	24.0	0.63	0.02
RDDH-017	273.3	106.0	110.0	4.0	0.24	0.00

In November, 2009, Bridgeport commenced the acquisition of the properties which constitute the Rosario project and to date has completed one mapping program, two geophysical surveys, and four drill campaigns totalling 4623 metres in 17 drillholes.

The copper-gold mineralization at Rosario occurs as structurally and stratigraphically controlled zones, hosted by andesitic volcanic strata, diorite intrusions, intrusive breccias, and hydrothermal breccias. The mineralization occurs as disseminations in shallow-dipping zones cut by multiple, younger east-west striking faults.

“For the last two years, we focused our exploration efforts on the Rosario property, and based on the assay results, style of copper mineralization, and discontinuity of the zones, we have decided that the property does not have the size potential for Bridgeport to make a significant copper-gold discovery of 100 million tonnes or more,” states Shastri Ramnath, Bridgeport’s President and CEO.

Bridgeport’s decision to terminate its rights to the Rosario, Eliana, and Julia property blocks will be carried out by not making the May 20th, 2011 property payment of $720,000 USD. Bridgeport will retain its rights to the Trillador and Tamara properties which are subject to property payments totalling $100,000 USD due toward the end of 2011.

For further information on the Rosario Project, please visit our website at http://www.bridgeportventures.net/chile/rosario-tamara-location.

The above program was carried out by Bridgeport geologists under the supervision of Matthew D. Gray, Ph.D., C.P.G. #10688, the Qualified Person for Bridgeport under National Instrument 43-101. Dr. Gray verified the technical information contained in this press release.

Potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in any targets being delineated as a mineral resource.

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with operations in the Americas and currently has two drills turning in Nevada. Its strong technical team with local experience has a solid record of discovery and a proven history of mining success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Ms. Shastri Ramnath
President and CEO
Tel. (416) 350-2173

Mr. Michael Joyner
Investor Relations
Tel. (416) 722-4925

investorrelations@bridgeportventures.net
www.bridgeportventures.net